Exhibit 7.1

(1 of 2)

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In Thousands of Mexican pesos)(1)

	2011	2010	2009	2008	2007
Mexican GAAP
Fixed Charges(2):
Interest capitalized in fixed assets	4,292,351	2,295,178	3,813,747	1,057,440	5,350,849
Interest expense	62,631,063	74,382,083	78,300,095	73,883,856	57,847,569

Total interest cost	66,923,414	76,677,261	82,113,842	74,941,296	63,198,418
Total Fixed Charges	66,923,414	76,677,261	82,113,842	74,941,296	63,198,418

Net income	(91,483,321)	(46,527,237)	(94,369,846)	(110,822,681)	(18,307,569)
Hydrocarbon Income Tax (IRP)	708,469	2,459,557	2,502,651	1,582,910	6,030,367
Income Tax and Others	3,969,740	1,938,451	6,219,098	8,885,312	3,226,241
Profit sharing in subsidiaries and affiliates (income from equity investees)	796,398	(1,540,688)	767,228	1,965,213	(5,545,054)

Pretax income from continuing operations before income from equity investees	(86,008,714)	(43,669,917)	(84,880,869)	(98,389,246)	(14,596,015)
Fixed Charges(2):	66,923,414	76,677,261	82,113,842	74,941,296	63,198,418
Amortization of interest capitalized	171,694	91,807	152,550	42,298	214,034
Dividends received on investments in shares	599,907	—	—	2,923,216	3,558,680
Interest capitalized in fixed assets	(4,292,351)	(2,295,178)	(3,813,747)	(1,057,440)	(5,350,849)

Earnings	(22,606,050)	30,803,973	(6,428,224)	(21,539,876)	47,024,268

Amount by which fixed charges exceed earnings	89,529,464	45,873,288	88,542,066	96,481,172	16,174,150
Ratio of earnings to fixed charges	—	—	—	—	—

(1)	Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009, 2010 and 2011 are stated in nominal pesos.
(2)	The figures do not include rental expense.

Exhibit 7.1

(2 of 2)

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In Thousands of Mexican pesos)(1)

	2011	2010	2009	2008	2007
U.S. GAAP
Fixed Charges(2):
Interest capitalized in fixed assets	4,292,351	2,295,178	3,813,747	559,607	7,797,815
Interest expense	62,631,063	74,382,083	78,300,095	74,381,689	55,400,603

Total interest cost	66,923,414	76,677,261	82,113,842	74,941,296	63,198,418
Total Fixed Charges	66,923,414	76,677,261	82,113,842	74,941,296	63,198,418

Net income	(109,948,897)	(16,506,920)	(52,279,935)	(66,511,844)	(32,642,076)
Hydrocarbon Income Tax (IRP)	(1,120,660)	2,417,760	2,456,637	1,570,288	5,967,879
Income Tax and Others	3,969,740	1,938,451	6,219,098	8,885,312	3,226,241
Profit sharing in subsidiaries and affiliates (income from equity investees)	796,398	(1,540,688)	767,228	(1,815,570)	(5,791,312)
Minority Interest	(210,166)	(217,437)	(160,285)	(140,652)	6,089

Pretax income from continuing operations before income from equity investees	(106,513,585)	(13,908,834)	(42,997,257)	(58,012,466)	(29,233,179)
Fixed Charges(2):	66,923,414	76,677,261	82,113,842	74,941,296	63,198,418
Amortization of interest capitalized	171,694	91,807	152,550	22,384	311,913
Dividends received on investments in shares	599,907	—	—	2,923,216	3,558,680
Interest capitalized in fixed assets	(4,292,351)	(2,295,178)	(3,813,747)	(559,607)	(7,797,815)

Earnings	(43,110,921)	60,565,056	35,455,388	19,314,823	30,038,017

Amount by which fixed charges exceed earnings	110,034,335	16,112,205	46,658,454	55,626,473	33,160,401
Ratio of earnings to fixed charges	—	—	—	—	—

(1)	Figures for 2007 are stated in constant pesos as of December 31, 2007. Figures for 2008, 2009, 2010 and 2011 are stated in nominal pesos.
(2)	The figures do not include rental expense.